Exhibit (a)(5)(i)

For Immediate Release

MF Global Announces Cash Tender Offer for Outstanding Convertible Senior Notes

Company Also Intends to Register Common Shares Held by Former Parent Company

NEW YORK, February 24, 2009 – MF Global Ltd. (NYSE: MF), a leading intermediary offering customized solutions in global cash, derivatives and related markets, today announced the commencement of a cash tender offer to purchase any and all of its $210 million outstanding 9.00% Convertible Senior Notes due 2038 (CUSIP Nos. 55276YAA4 and G60642AA6) (the “Notes”) at a purchase price equal to $620 per $1,000 of the principal amount of such Notes. In addition, with respect to the tendered Notes, MF Global will pay accrued and unpaid interest up to, but not including, the date the Notes are paid pursuant to the tender offer.

MF Global intends to fund its purchases of Notes in the tender offer from available cash, which was recently augmented by $250 million in excess regulatory capital distributed to the company by one of its regulated subsidiaries.

If all of the outstanding Notes are tendered and accepted for payment, MF Global’s interest expense will decline by approximately $19 million per year on a GAAP basis. In addition, if all outstanding Notes are tendered, the impact on the company’s quarterly calculation of GAAP diluted earnings per share and non-GAAP diluted earnings per share would reduce diluted shares outstanding by approximately 20 million shares.

The complete terms and conditions of the tender offer are set forth in an Offer to Purchase, dated February 24, 2009, and the related Letter of Transmittal.

The tender offer will expire at 12:00 midnight EST, on March 23, 2009, unless earlier terminated or extended by MF Global (the “Expiration Time”). The tender offer is not conditioned upon any minimum principal amount of Notes being tendered. No tenders of Notes after the Expiration Time will be valid. Payments of the purchase price for the Notes validly tendered and not withdrawn on or prior to the Expiration Time and accepted for purchase will be made promptly after the Expiration Time. MF Global may, subject to applicable law, and as stated in the Offer to Purchase, amend, extend or terminate the tender offer. Any Notes repurchased will be cancelled and those Notes will cease to be outstanding.

MF Global has retained J.P. Morgan Securities Inc. to serve as dealer manager for the tender offer. Georgeson Inc. has been retained to serve as the information agent, and U.S. Bank National Association has been retained to serve as the depositary.

For additional information regarding the terms of the tender offer, please contact J.P. Morgan Securities Inc. at (800) 261-5767. Requests for copies of the Offer to Purchase, Letter of Transmittal or related materials should be directed to Georgeson as indicated below. Questions regarding the tender of Notes may be directed to U.S. Bank National Association at (800) 945-4689.

This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is being made under the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal. Holders of the Notes should read carefully the Offer to Purchase and the related Letter of Transmittal because they contain important information, including the terms of and conditions to the tender offer. Holders of the Notes may obtain copies of all the offering documents, including the Offer to Purchase and Letter of Transmittal, free of charge, at the SEC’s Web site (www.sec.gov) or by directing a request to Georgeson, Inc. at 199 Water St., 26th Floor, New York, N.Y. 10038-3560 and by telephone (212) 440-9800, for banks and brokers or (866) 828-4304 for others.

Update on Man Group Ownership

Separately, at the request of its former parent company, Man Group plc, MF Global intends to register the outstanding common shares currently held by Man Group for sale under its registration rights agreement. Man Group acquired these shares and registration rights at the time of MF Global’s separation and initial public offering in July 2007.

Man Group currently holds approximately 22.3 million or 18.5 percent of MF Global’s outstanding common shares. MF Global expects to file a shelf registration statement in the next several weeks, although final decisions have not been made about the amount or timing of any offering or offerings. The proceeds of any offerings would be received by Man Group.

MF Global’s business relationship with Man Group remains unchanged including its exclusive clearing agreement with Man Investments, a subsidiary of Man Group, to clear 90 percent of the firm’s listed futures and options transactions of certain managed funds.

This notice is not an offer to sell any securities.

ABOUT MF GLOBAL

MF Global Ltd. (NYSE: MF), is a leading intermediary offering customized solutions in global cash, derivatives and related markets. It provides execution and clearing services for exchange-traded and over-the-counter derivative products as well as for non-derivative foreign exchange products and securities in the cash market. MF Global is uniquely diversified across products, trading markets, customers and regions. Its worldwide client base includes financial institutions, industrial groups, hedge funds and other asset managers as well as professional traders and private/retail clients. MF Global operates in 12 countries on more than 70 exchanges, providing access to some of the largest and fastest growing financial markets in the world and is the leader by volume on many of these markets. For more information, please visit www.mfglobal.com.

FORWARD-LOOKING STATEMENT

Any statements in this press release relating to the Company’s future earnings per share, outstanding shares, cash, interest expense, note purchase plans, financial results, plans, strategies, objectives, expectations and intentions are forward looking statements. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated. We caution you not to place undue reliance on these forward-looking statements. We refer you to the Company’s filings with the Securities and Exchange Commission (SEC), including the Offer to Purchase, for a description of the risks and uncertainties the Company faces.

# # #

Contacts:
Media	Diana DeSocio, 212.589.6282, ddesocio@mfglobal.com
Investors	Lisa Kampf, 212.589.6592, lkampf@mfglobal.com